FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2022

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 2022

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the third quarter of 2022 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2021 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted cash flows from operations and free cash flows from continuing operating activities, and key performance indicators, such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). The previously used average billing per unit (“ABPU”) metric was abandoned in the first quarter of 2022 and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales. Definitions of the non-IFRS measures and key performance indicators used by the Corporation, including the new ARPU metric, are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections below.

COVID-19 pandemic

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any major new waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

1

Highlights

Third quarter 2022

Revenues: $1.14 billion, a $4.5 million (-0.4%) decrease.

Adjusted EBITDA:1 $517.9 million, a $2.4 million (-0.5%) decrease.

Net income attributable to shareholders: $172.3 million, a $4.3 million increase.

Adjusted cash flows from operations:1 $402.8 million, a $36.8 million (10.1%) increase.

Cash flows provided by operating activities: $473.3 million, a $106.7 million (29.1%) increase.

Year to date

Revenues: $3.35 billion, a $23.6 million (-0.7%) decrease.

Adjusted EBITDA: $1.45 billion, a $22.6 million (-1.5%) decrease.

Net income attributable to shareholders: $463.5 million, a $46.9 million increase.

Adjusted cash flows from operations: $1.08 billion, a $67.9 million (6.7%) increase.

Cash flows provided by operating activities: $940.1 million, an $80.7 million (9.4%) increase.

1 See “Non-IFRS financial measures.”

2

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Income
Revenues:
Telecommunications	$942.2	$939.5	$2,758.2	$2,781.9
Media	170.1	190.6	540.0	563.6
Sports and Entertainment	57.4	49.1	136.5	113.8
Inter-segment	(26.0)	(31.0)	(87.8)	(88.8)
	1,143.7	1,148.2	3,346.9	3,370.5
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	489.5	476.8	1,437.0	1,409.2
Media	18.0	36.6	10.2	54.6
Sports and Entertainment	12.2	11.0	16.8	16.2
Head Office	(1.8)	(4.1)	(11.3)	(4.7)
	517.9	520.3	1,452.7	1,475.3
Depreciation and amortization	(191.7)	(194.6)	(578.5)	(586.9)
Financial expenses	(82.3)	(81.9)	(238.2)	(248.3)
(Loss) gain on valuation and translation of financial instruments	(0.5)	0.2	(0.8)	(0.4)
Restructuring of operations and other items	(4.9)	(12.4)	(9.3)	3.7
Loss on debt refinancing	–	–	–	(80.9)
Income taxes	(63.8)	(57.5)	(165.4)	(139.9)
Net income	$174.7	$174.1	$460.5	$422.6

Net income attributable to shareholders	172.3	168.0	463.5	416.6
Non-controlling interests	2.4	6.1	(3.0)	6.0

3

Table 1 (continued)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to property, plant and equipment and to intangible assets:
Telecommunications	$107.9	$139.5	$341.4	$428.9
Media	5.7	12.3	25.8	27.6
Sports and Entertainment	1.0	1.0	2.6	2.6
Head Office	0.5	1.5	1.4	2.6
	115.1	154.3	371.2	461.7
Cash flows:
Adjusted cash flows from operations:
Telecommunications	381.6	337.3	1,095.6	980.3
Media	12.3	24.3	(15.6)	27.0
Sports and Entertainment	11.2	10.0	14.2	13.6
Head Office	(2.3)	(5.6)	(12.7)	(7.3)
	402.8	366.0	1,081.5	1,013.6
Free cash flows from continuing operating activities[1]	343.1	212.1	562.6	382.5
Cash flows provided by operating activities	473.3	366.6	940.1	859.4

			Sept. 30, 2022	Dec. 31, 2021
Balance sheet
Cash and cash equivalents			$37.5	$65.1
Working capital			(837.4)	71.6
Net assets related to derivative financial instruments			576.0	382.3
Total assets			10,817.0	10,735.0
Total long-term debt (including current portion)			6,666.0	6,509.5
Lease liabilities (current and long term)			209.5	210.1
Equity attributable to shareholders			1,514.7	1,438.7
Equity			1,640.7	1,562.0

Telecommunications

•	The Telecommunications segment’s revenues increased by $2.7 million (0.3%), and its adjusted EBITDA increased by $12.7 million (2.7%) in the third quarter of 2022.

•	Videotron increased its revenues from mobile services and equipment ($30.7 million or 12.1%) and Internet access ($13.6 million or 4.5%) in the third quarter of 2022. The revenues of VMedia Inc. (“VMedia”) accounted for nearly half of the increase in Internet access revenues.

•	There was a net increase of 99,100 RGUs (1.6%) in the third quarter of 2022, including 36,300 connections (2.2%) to the mobile telephony service and 56,800 subscriptions (3.1%) to Internet access services. VMedia accounted for 36,400 of the additional Internet access subscriptions.

1 See “Non-IFRS financial measures.”

4

•	On August 12, 2022, Videotron entered into a definitive agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. The agreement, which is conditional on regulatory approval, provides for the acquisition of the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. This agreement will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. The transaction is conditional, among other things, on clearance under the Competition Act and the approval of Innovation, Science and Economic Development Canada and would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. Videotron has secured the committed debt financing required for this transaction.

•	In July 2022, Videotron acquired VMedia, an independent telecommunications provider that is well established in the Canadian market. VMedia becomes a key partner that will make it possible to enhance Quebecor’s offerings across Canada through advantageous bundles that give Canadian consumers more choice at better prices.

Sports and Entertainment

•	The Sports and Entertainment segment grew its revenues by $8.3 million (16.9%) and its adjusted EBITDA by $1.2 million (10.9%) in the third quarter of 2022.

•	On October 25, 2022, Event Management Gestev Inc., a subsidiary of the Sports and Entertainment Group, announced that it will be the new manager of the Théâtre du Casino du Lac-Leamy. It will operate the venue and present unique, diverse programming for concertgoers in the Gatineau-Ottawa region.

5

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2022/2021 third quarter comparison

Revenues: $1.14 billion, a $4.5 million (-0.4%) decrease.

•	Revenues decreased in Media ($20.5 million or -10.8% of segment revenues).

•	Revenues increased in Sports and Entertainment ($8.3 million or 16.9%) and Telecommunications ($2.7 million or 0.3%).

Adjusted EBITDA: $517.9 million, a $2.4 million (-0.5%) decrease.

•	Adjusted EBITDA decreased in Media ($18.6 million or -50.8% of segment adjusted EBITDA).

•	Adjusted EBITDA increased in Telecommunications ($12.7 million or 2.7%) and in Sports and Entertainment ($1.2 million or 10.9%).

•	There was a favourable variance at Head Office ($2.3 million).

•	The change in the fair value of Quebecor stock options and stock-price-based share units resulted in a $1.8 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $172.3 million in the third quarter of 2022, compared with $168.0 million in the same period of 2021, an increase of $4.3 million.

•	The main favourable variances were:

o	$7.5 million favourable variance in restructuring of operations and other items;

o	$3.7 million favourable variance in non-controlling interests;

o	$2.9 million decrease in the depreciation and amortization charge.

•	The unfavourable variance was mainly due to:

o	$6.3 million increase in the income tax expense

o	$2.4 million decrease in adjusted EBITDA.

Adjusted cash flows from operations: $402.8 million, a $36.8 million (10.1%) increase due primarily to a $21.6 million decrease in additions to intangible assets and a $17.6 million decrease in additions to property, plant and equipment.

Cash flows provided by operating activities: $473.3 million, a $106.7 million (29.1%) increase due primarily to the favourable net change in non-cash balances related to operating activities and a favourable variance in the cash portion related to restructuring of operations and other items, partially offset by the increase in current income taxes.

Depreciation and amortization charge: $191.7 million, a $2.9 million decrease.

Financial expenses: $82.3 million, a $0.4 million increase.

Loss on valuation and translation of financial instruments: $0.5 million, a $0.7 million unfavourable variance.

Charge for restructuring of operations and other items: $4.9 million, a $7.5 million decrease.

•	A $1.8 million charge was recognized during the third quarter of 2022 in connection with cost-reduction measures in the Corporation’s various segments ($11.9 million in the third quarter of 2021). An asset impairment charge of $2.8 million was also recorded in the third quarter of 2022 (nil in the third quarter of 2021). In addition, a $0.3 million charge for other items was recorded in the third quarter of 2022 ($0.5 million in the third quarter of 2021).

Income tax expense: $63.8 million in the third quarter of 2022 (effective tax rate of 27.0%), compared with $57.5 million in the same period of 2021 (effective tax rate of 26.8%), a $6.3 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

6

2022/2021 year-to-date comparison

Revenues: $3.35 billion, a $23.6 million (-0.7%) decrease.

•	Revenues decreased in Telecommunications ($23.7 million or -0.9% of segment revenues) and in Media ($23.6 million or -4.2%).

•	Revenues increased in Sports and Entertainment ($22.7 million or 19.9%).

Adjusted EBITDA: $1.45 billion, a $22.6 million (-1.5%) decrease.

•	Adjusted EBITDA increased in Telecommunications ($27.8 million or 2.0% of segment adjusted EBITDA).

•	Adjusted EBITDA decreased in Media ($44.4 million or -81.3%).

•	There was an unfavourable variance at Head Office ($6.6 million), mainly reflecting a change in the allocation of corporate expenses.

•	The change in the fair value of Quebecor stock options and share units resulted in a $1.7 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $463.5 million in the first nine months of 2022, compared with $416.6 million in the same period of 2021, an increase of $46.9 million.

•	The main favourable variances were:

o	$80.9 million decrease in the loss on debt refinancing;

o	$10.1 million decrease in financial expenses;

o	$9.0 million favourable variance in non-controlling interests;

o	$8.4 million decrease in the depreciation and amortization charge.

•	The main unfavourable variances were:

o	$25.5 million increase in the income tax expense;

o	$22.6 million decrease in adjusted EBITDA;

o	$13.0 million unfavourable variance in the charge for restructuring of operations and other items;

Adjusted cash flows from operations: $1.08 billion, a $67.9 million (6.7%) increase due to a $62.9 million decrease in additions to intangible assets and a $27.6 million decrease in additions to property, plant and equipment, partially offset by the $22.6 million decrease in adjusted EBITDA.

Cash flows provided by operating activities: $940.1 million, an $80.7 million (9.4%) increase due primarily to the favourable net change in non-cash balances related to operating activities, the decrease in the cash portion of financial expenses and the favourable variance in the cash portion related to restructuring of operations and other items, partially offset by the decrease in adjusted EBITDA and the increase in current income taxes.

Depreciation and amortization charge: $578.5 million, an $8.4 million decrease due mainly to the impact of decreased investment in property, plant and equipment in the Telecommunications segment, including lower spending related to the leasing of set-top boxes.

Financial expenses: $238.2 million, a $10.1 million decrease caused by the impact of the lower average interest rate on the long-term debt, partially offset by higher average indebtedness and an unfavourable variance in gains and losses on foreign currency translation of short-term monetary items.

Loss on valuation and translation of financial instruments: $0.8 million, a $0.4 million unfavourable variance.

7

Charge for restructuring of operations and other items: $9.3 million, a $13.0 million unfavourable variance.

•	A $3.7 million charge was recognized in the first nine months of 2022 in connection with cost-reduction initiatives in the Corporation’s various segments ($16.9 million in the first nine months of 2021). A $2.8 million charge for impairment of assets was also recognized in the first nine months of 2022 ($0.8 million in the first nine months of 2021). In addition, a $2.8 million charge on other items was recognized in the first nine months of 2022 ($1.8 million gain in the first nine months of 2021).

•	A $19.6 million gain on disposal was recognized in the first nine months of 2021 in connection with the acquisition by Alithya Group Inc. of R3D Conseil, of which Quebecor was one of the main shareholders.

Loss on debt refinancing: $80.9 million in the first nine months of 2021.

•	On June 3, 2021, Quebecor Media issued a redemption notice for its Senior Notes in aggregate principal amount of $500.0 million, bearing interest at 6.625% and maturing on January 15, 2023, at a redemption price of 107.934% of their principal amount. Videotron also issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and maturing on July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, an $80.9 million net loss was recorded in the consolidated statement of income in the first nine months of 2021.

Income tax expense: $165.4 million in the first nine months of 2022 (effective tax rate of 26.6%), compared with $139.9 million in the same period of 2021 (effective tax rate of 26.1%), a $25.5 million unfavourable variance essentially caused by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

8

SEGMENTED ANALYSIS

Telecommunications

Third quarter 2022 operating results

Revenues: $942.2 million, a $2.7 million (0.3%) increase.

•	Revenues from mobile telephony services increased $19.5 million (10.7%) to $201.3 million, due primarily to an increase in the number of subscriber connections and higher average per-connection revenue.

•	Revenues from Internet access services increased $13.6 million (4.5%) to $315.0 million, due mainly to subscriber base growth, the impact of the acquisition of VMedia and higher average per-customer revenue.

•	Revenues from television services decreased $6.9 million (-3.3%) to $200.9 million, mainly because of a decrease in the subscriber base.

•	Revenues from wireline telephony services decreased $7.1 million (-8.9%) to $72.3 million, mainly because of the impact of the decrease in subscriber connections.

•	Revenues from mobile equipment sales to customers increased $11.2 million (15.6%) to $83.2 million, mainly because of the increase in the number of mobile devices sold and the price increases.

•	Revenues from wireline equipment sales to customers decreased $29.7 million (-57.9%) to $21.6 million, mainly because of a lower volume of equipment sales related to the Helix platform.

•	Other revenues increased $2.1 million (4.6%) to $47.9 million, mainly reflecting a revenue increase at Videotron Business.

ARPU:1 Videotron’s total ARPU was $47.65 in the third quarter of 2022 compared with $47.32 in the same period of 2021, a $0.33 (0.7%) increase. Mobile ARPU was $39.89 in the third quarter of 2022 compared with $39.13 in the same period of 2021, a $0.76 (1.9%) increase.

Customer statistics

RGUs1 – The total number of RGUs was 6,290,200 at September 30, 2022, an increase of 99,100 (1.6%) from the end of the second quarter of 2022, including the addition of VMedia’s 55,500 RGUs (compared with an increase of 25,600 in the same period of 2021), and a 12-month increase of 143,600 (2.3%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,697,300 at September 30, 2022, an increase of 36,300 (2.2%) from the end of the second quarter of 2022 (compared with an increase of 40,900 in the same period of 2021), and a 12-month increase of 126,000 (8.0%) (Table 2).

Internet access – The number of subscribers to the Internet access service stood at 1,902,900 at September 30, 2022, an increase of 56,800 (3.1%) from the end of the second quarter of 2022, including the addition of 36,400 VMedia customers (compared with an increase of 22,500 in the same period of 2021), and a 12-month increase of 70,200 (3.8%) (Table 2).

Television – The number of subscribers to television services stood at 1,402,100 at September 30, 2022, an increase of 8,600 (0.6%) from the end of the second quarter of 2022, including the addition of 16,700 VMedia customers (compared with a decrease of 13,400 in the same period of 2021), and a 12-month decrease of 25,900 (-1.8%) (Table 2).

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 769,900 at September 30, 2022, a decrease of 15,800 (-2.0%) from the end of the second quarter of 2022, net of the addition of 2,400 VMedia connections (compared with a decrease of 25,000 in the same period of 2021), and a 12-month decrease of 77,500 (-9.1%) (Table 2).

OTT – The number of subscribers to over-the-top video services ("OTT") stood at 518,000 at September 30, 2022, an increase of 13,200 (2.6%) from the end of the second quarter of 2022 (compared with an increase of 600 in the same period of 2021) and a 12-month increase of 50,800 (10.9%) (Table 2).

1 See “Key performance indicators.”

9

Table 2

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	Sept. 2022	June 2022	Mar. 2022	Dec. 2021	Sept. 2021	June 2021	Mar. 2021	Dec. 2020
Mobile telephony	1,697.3	1,661.0	1,626.4	1,601.9	1,571.3	1,530.4	1,503.2	1,481.1
Internet	1,902.9	1,846.1	1,846.1	1,840.8	1,832.7	1,810.2	1,804.9	1,796.8
Television	1,402.1	1,393.5	1,406.4	1,418.6	1,428.0	1,441.4	1,457.5	1,475.6
Wireline telephony	769.9	785.7	803.6	824.9	847.4	872.4	897.7	924.7
OTT video	518.0	504.8	520.9	503.4	467.2	466.6	477.9	469.7
Total	6,290.2	6,191.1	6,203.4	6,189.6	6,146.6	6,121.0	6,141.2	6,147.9

Adjusted EBITDA: $489.5 million, a $12.7 million (2.7%) increase mainly due to lower operating expenses, including customer service costs and advertising and marketing expenses.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 48.0% in the third quarter of 2022 compared with 49.2% in the same period of 2021. The reduction was mainly due to the decrease in operating expenses.

Adjusted cash flows from operations: $381.6 million in the third quarter of 2022 compared with $337.3 million in the same period of 2021 (Table 9). The $44.3 million (13.1%) increase was caused by decreases of $16.7 million in additions to intangible assets and $14.9 million in additions to property, plant and equipment, due primarily to a general slowdown in investment following the review of strategic priorities, and the $12.7 million increase in adjusted EBITDA.

Year-to-date operating results

Revenues: $2.76 billion, a $23.7 million (-0.9%) decrease, essentially due to the same factors as those noted above in the discussion of third quarter 2022 results.

•	Revenues from mobile telephony services increased $53.3 million (10.1%) to $580.4 million.

•	Revenues from Internet access services increased $18.7 million (2.1%) to $918.5 million.

•	Revenues from television services decreased $33.7 million (-5.3%) to $598.6 million.

•	Revenues from wireline telephony services decreased $19.6 million (-8.1%) to $221.2 million.

•	Revenues from mobile equipment sales to customers increased $24.5 million (12.5%) to $220.0 million.

•	Revenues from wireline equipment sales to customers decreased $73.8 million (-49.8%) to $74.4 million.

•	Other revenues increased $6.9 million (5.0%) to $145.1 million.

ARPU: Videotron’s total ARPU was $47.07 in the first nine months of 2022, compared with $47.06 in the same period of 2021, a $0.01 increase. Mobile ARPU was $39.19 in the first nine months of 2022, compared with $38.55 in the same period of 2021, a $0.64 (1.7%) increase.

Customer statistics

RGUs – 100,600 unit increase in the first nine months of 2022, including the addition of VMedia’s 55,500 RGUs, compared with a decrease of 1,300 in the same period of 2021.

Mobile telephony – 95,400 (6.0%) subscriber-connection increase in the first nine months of 2022 compared with an increase of 90,200 in the same period of 2021.

Internet access – 62,100 (3.4%) subscriber increase in the first nine months of 2022, including the impact of the addition of VMedia’s 36,400 customers, compared with an increase of 35,900 in the same period of 2021.

Television – 16,500 (-1.2%) decrease in the customer base in the first nine months of 2022, net of the addition of VMedia’s 16,700 customers, compared with a decrease of 47,600 in the same period of 2021.

10

Wireline telephony – 55,000 (-6.7%) subscriber connection decrease in the first nine months of 2022, compared with a decrease of 77,300 in the same period of 2021.

OTT – 14,600 (2.9%) subscriber increase in the first nine months of 2022 compared with a decrease of 2,500 in the same period of 2021.

Adjusted EBITDA: $1.44 billion, a $27.8 billion (2.0%) increase due primarily to:

•	decrease in operating expenses, including customer service costs, advertising and marketing expenses, labour costs and administrative expenses;

•	favourable net change in one-time items.

Partially offset by:

•	impact of lower revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Telecommunication segment’s operations, expressed as a percentage of revenues, were 47.9% in the first nine months of 2022, compared with 49.3% in the same period of 2021. The reduction was mainly due to the decrease in operating expenses.

Adjusted cash flows from operations: $1.10 billion in the first nine months of 2022 compared with $980.3 million in the same period of 2021 (Table 9). The $115.3 million (11.8%) increase was caused by decreases of $53.0 million in additions to intangible assets and $34.5 million in additions to property, plant and equipment, due primarily to a general slowdown in investment following the review of strategic priorities, and the $27.8 million increase in adjusted EBITDA.

Media

Third quarter 2022 operating results

Revenues: $170.1 million in the third quarter of 2022, a $20.5 million (-10.8%) decrease.

•	Advertising revenues decreased by $10.8 million (-14.2%), mainly because of lower advertising revenues at the specialty channels, TVA Network and the newspapers.

•	Other revenues decreased by $6.3 million (10.0%), mainly because of lower revenues from film production and audiovisual services.

•	Subscription revenues decreased by $3.4 million (-6.6%), mainly because of lower subscription revenues at the specialty channels and the magazines.

Adjusted EBITDA: $18.0 million in the third quarter of 2022, an $18.6 million decrease due primarily to:

•	impact of lower revenues;

•	increase in the TVA Network’s investment in content, including for reality and variety shows and news programming.

Partially offset by:

•	lower content costs at the TVA Sports channel, mainly because of the shortened broadcast schedule for the National Hockey League (“NHL”) 2020-2021 season as a result of the COVID-19 pandemic.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 89.4% in the third quarter of 2022 compared with 80.8% in the same period of 2021. The increase was mainly due to the fixed component of operating costs, which does not fluctuate in proportion to the decrease in revenues, as well as increased spending on content by TVA Network.

Adjusted cash flows from operations: $12.3 million in the third quarter of 2022 compared with $24.3 million in the same period of 2021 (Table 9). The $12.0 million unfavourable variance was due to the $18.6 million decrease in adjusted EBITDA, partially offset by decreases of $3.8 million in additions to intangible assets and $2.8 million in additions to property, plant and equipment.

11

Year-to-date operating results

Revenues: $540.0 million in the first nine months of 2022, a $23.6 million (-4.2%) decrease.

•	Advertising revenues decreased by $17.0 million (-6.8%), mainly because of lower advertising revenues at the specialty channels, the newspapers and TVA Network.

•	Subscription revenues decreased by $6.0 million (-3.9%), mainly because of lower subscription revenues at the specialty channels and the magazines.

•	Other revenues decreased $0.6 million (-0.4%).

Adjusted EBITDA: $10.2 million in the first nine months of 2022, a $44.4 million decrease due essentially to:

•	higher operating expenses at TVA Network, mainly for content costs;

•	impact of the revenue decrease.

Partially offset by:

•	lower content costs at the TVA Sports channel, mainly because of recognition of higher costs in 2021 as a result of the change in the broadcast schedule for the NHL's 2020-2021 season.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 98.1% in the first nine months of 2022 compared with 90.3% in the same period of 2021. The increase was essentially due to the same factors as those noted above in the discussion of third quarter 2022 results.

Adjusted cash flows from operations: Negative $15.6 million in the first nine months of 2022 compared with positive $27.0 million in the same period of 2021 (Table 9). The $42.6 million unfavourable variance was due primarily to the $44.4 million unfavourable variance in adjusted EBITDA.

Sports and Entertainment

Third quarter 2022 operating results

Revenues: $57.4 million in the third quarter of 2022, an $8.3 million (16.9%) increase due primarily to higher revenues from concerts and music, mainly as a result of the easing of public health measures.

Adjusted EBITDA: $12.2 million in the third quarter of 2022, a $1.2 million (10.9%) favourable variance due primarily to the impact of the increase in revenues.

Adjusted cash flows from operations: $11.2 million in the third quarter of 2022 compared with $10.0 million in the same period of 2021 (Table 9). The $1.2 million increase was due primarily to the increase in adjusted EBITDA.

Year-to-date operating results

Revenues: $136.5 million in the first nine months of 2022, a $22.7 million (19.9%) increase due primarily to higher revenues from concerts and music, mainly as a result of the easing of public health measures.

Adjusted EBITDA: $16.8 million in the first nine months of 2022, a $0.6 million (3.7%) increase.

Adjusted cash flows from operations: $14.2 million in the first nine months of 2022 compared with $13.6 million in the same period of 2021 (Table 9). The $0.6 million increase was due to the increase in adjusted EBITDA.

12

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Third quarter 2022

Cash flows provided by operating activities: $473.3 million in the third quarter of 2022 compared with $366.6 million in the same period of 2021.

The $106.7 million increase was primarily due to:

•	$106.2 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in deferred revenues, accounts payable, accrued charges and provisions, inventory and interest payable, partially offset by an unfavourable variance in contract assets;

•	$10.3 million favourable variance in the cash portion of restructuring of operations and other items.

Partially offset by:

•	$8.8 million increase in current income taxes.

Year to date

Cash flows provided by operating activities: $940.1 million in the first nine months of 2022 compared with $859.4 million in the same period of 2021.

The $80.7 million increase was primarily due to:

•	$111.2 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in contract assets and costs, income tax payable, deferred revenues and interest payable, partially offset by unfavourable variances in accounts payable, and accrued charges and provisions;

•	$9.3 million decrease in the cash portion of financial expenses;

•	$8.6 million favourable variance in the cash portion of restructuring of operations and other items.

Partially offset by:

•	$25.4 million increase in current income taxes;

•	$22.6 million decrease in adjusted EBITDA.

The net change in non-cash items related to operating activities had a favourable impact on cash flows provided by operating activities in the first nine months of 2022 compared with the same period of 2021, while the decrease in adjusted EBITDA had an unfavourable impact.

Working capital: Negative $837.4 million at September 30, 2022 compared with positive $71.6 million at December 31, 2021. The $909.0 million unfavourable variance was due primarily to a Senior Note maturing in 2023, net of the related derivative financial instruments in an asset position, the balances of which have been recorded in current items, a decrease in investment in contract assets, and an increase in accounts payable, accrued charges and provisions, partially offset by increases in inventory and in accounts receivable.

Investing activities

Third quarter 2022

Cash flows used for additions to property, plant and equipment: $115.4 million in the third quarter of 2022 compared with $120.2 million in the same period of 2021. The $4.8 million reduction was mainly due to a general slowdown in investment following the review of strategic priorities, mainly in the Telecommunications segment, partially offset by a $12.8 million unfavourable net change in current non-cash items.

13

Deferred subsidies used to finance additions to property, plant and equipment: $26.4 million in the third quarter of 2022, compared with $4.0 million in the same quarter of 2021. These amounts represent the use of subsidies received under the program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment. Since the second quarter of 2022, this use has been presented on the consolidated statement of cash flows in accordance with the IFRS Interpretations Committee's decision, finalized in that quarter, regarding the inclusion of restricted cash on this statement.

Cash flows used for additions to intangible assets: $15.8 million in the third quarter of 2022 compared with $203.4 million in the same period of 2021. The $187.6 million decrease mainly reflects the $166.0 million deposit paid by Videotron in the third quarter of 2021 on the acquisition of spectrum licences in the 3500 MHz band and a slowdown in investment following the completion of certain strategic projects, mainly in the Telecommunications segment.

Business acquisitions: $18.3 million in the third quarter of 2022, mainly in the Telecommunications segment, compared with business disposals of $0.8 million in the third quarter of 2021.

Proceeds from disposal of assets: $1.0 million in the third quarter of 2022 compared with $3.1 million in the same period of 2021.

Acquisition of investments and other: $0.4 million in the third quarter of 2022 compared with $0.1 million in the same period of 2021.

Year to date

Cash flows used for additions to property, plant and equipment: $314.6 million in the first nine months of 2022 compared with $336.5 million in the same period of 2021. The $21.9 million reduction was mainly due to a general slowdown in investment following the review of strategic priorities, mainly in the Telecommunications segment.

Deferred subsidies used to finance additions to property, plant and equipment: $104.2 million in the first nine months of 2022, compared to net subsidies received of $202.3 million in the same period of 2021. For 2022, these amounts represent the use of subsidies received under the program to roll out high-speed Internet services in various regions of Québec, and recorded as a reduction of additions to property, plant and equipment. In the first nine months of 2021, $216.2 million was received in advance under this program and $13.9 million was utilized. Since the second quarter of 2022, these amounts have been presented on the consolidated statement of cash flows in accordance with the IFRS Interpretations Committee's decision, finalized in that quarter.

Cash flows used for additions to intangible assets: $69.4 million in the first nine months of 2022 compared with $312.6 million in the same period of 2021. The $243.2 million decrease mainly reflects the $166.0 million deposit paid by Videotron in the third quarter of 2021 on the acquisition of spectrum licences in the 3500 MHz band, a slowdown in investment following the completion of certain strategic projects, mainly in the Telecommunications segment, and a $14.3 million favourable net change in current non-cash items.

Business acquisitions: $22.1 million in the first nine months of 2022, compared with $21.0 million in the same period of 2021, consisting mainly of business acquisitions in the Telecommunications and Sports and Entertainment segments.

Proceeds from disposal of assets: $6.5 million in the first nine months of 2022 compared with $6.2 million in the same period of 2021.

Acquisition of investments and other: $6.8 million in the first nine months of 2022 compared with $7.8 million in the same period of 2021.

Free cash flows from continuing operating activities

Third quarter 2022

Free cash flows from continuing operating activities: $343.1 million in the third quarter of 2022 compared with $212.1 million in the same period of 2021 (Table 10).

The $131.0 million increase was due primarily to:

•	$106.7 million increase in cash flows provided by operating activities;

•	$21.6 million decrease in cash flows used for additions to intangible assets, excluding the deposit on the acquisition of spectrum licences.

14

Year to date

Free cash flows from continuing operating activities: $562.6 million in the first nine months of 2022 compared with $382.5 million in the same period of 2021 (Table 10).

The $180.1 million increase was due primarily to:

•	$80.7 million increase in cash flows provided by operating activities;

•	$77.2 million decrease in cash flows used for additions to intangible assets, excluding the deposit on the acquisition of spectrum licences;

•	$21.9 million decrease in cash flows used for additions to property, plant and equipment.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $159.6 million increase in the first nine months of 2022; $193.7 million net favourable variance in assets and liabilities related to derivative financial instruments.

•	Additions to debt in the first nine months of 2022 essentially consisted of:

o	$274.6 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the asset (or decrease in the liability) related to derivative financial instruments;

o	$21.7 million increase in TVA Group Inc.’s (“TVA Group”) drawings on its secured revolving credit facility;

o	$14.0 million increase in the bank indebtedness of TVA Group and Quebecor Media.

•	Debt reductions in the first nine months of 2022 essentially consisted of:

o	$139.7 million decrease in Videotron’s drawings on its secured revolving credit facility;

o	$13.5 million decrease in debt attributable to changes in fair value related to hedged interest risk.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $576.0 million at September 30, 2022 compared with $382.3 million at December 31, 2021. The $193.7 million net favourable variance was mainly due to:

o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments.

Partially offset by:

o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•	On May 20, 2022, Videotron amended its $1.50 billion secured revolving credit facility to extend its term to July 2026 and Quebecor Media amended its $300.0 million secured revolving credit facility to extend its term to July 2025. Certain terms and conditions of the credit facilities were also amended.

•	On February 15, 2022, TVA Group amended its $75.0 million secured revolving credit facility to extend its term from February 2022 to February 2023 and amend certain terms and conditions.

Financial Position

Net available liquidity: $1.68 billion at September 30, 2022 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.65 billion in available unused revolving credit facilities and $29.6 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $6.64 billion at September 30, 2022, a $159.6 million increase compared with December 31, 2021; $193.7 million favourable net variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•	Consolidated debt essentially consisted of Videotron’s $5.44 billion debt ($5.38 billion at December 31, 2021); TVA Group’s $42.3 million debt ($12.0 million at December 31, 2021) and Quebecor Media’s $1.16 billion debt ($1.09 billion at December 31, 2021).

15

As at September 30, 2022, minimum principal payments on long-term debt in the coming years are as follows:

Table 3

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended September 30

(in millions of Canadian dollars)

2023	$1,189.0
2024	829.7
2025	400.0
2026	526.1
2027	829.7
2028 and thereafter	2,891.5
Total	$6,666.0

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding securities, including Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 4.6 years as of September 30, 2022 (5.2 years as of December 31, 2021). After taking into account hedging instruments, the debt consisted of approximately 80.4% fixed-rate debt (92.4% at December 31, 2021) and 19.6% floating-rate debt (7.6% at December 31, 2021).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, business acquisitions, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases, and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At September 30, 2022, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

On September 13, 2022, the Board of Directors of Quebecor Media declared a dividend in the amount of $175.0 million, which was paid to shareholders on the same day.

Board

After several months of reflection, Robert Paré has announced that he is stepping down as a director after eight years on the board of Quebecor Media. Mr. Paré was also a member of Quebecor Media’s Executive Committee. On November 2, 2022, Jean B. Péladeau was named a director of Quebecor Media and a member of Quebecor Media’s Executive Committee.

16

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of Quebecor Media

Analysis of main differences between September 30, 2022 and December 31, 2021

(in millions of Canadian dollars)

	Sept. 30, 2022[1]	Dec. 31, 2021[1]	Difference	Main reasons for difference
Assets

Cash and cash equivalents	$37.5	$65.1	$(27.6)	Cash flows used in financing activities and investing activities.
Accounts receivable	801.6	744.9	56.7	Impact of current variances in activities and increased financing of equipment sales.
Contract assets	59.0	129.4	(70.4)	Increased financing of equipment sales.
Inventories	351.9	282.6	69.3	Impact of current variances in activities.
Property, plant and equipment	2,898.8	3,023.1	(124.3)	Depreciation for the period less additions to property, plant and equipment.
Intangible assets	2,298.4	2,344.1	(45.7)	Amortization for the period less additions to intangible assets.
Derivative financial instruments[2]	576.0	382.3	193.7	See “Financing activities.”
Other assets	669.9	510.8	159.1	Gain on remeasurement of defined benefit plans.

Liabilities

Advance from the parent corporation	73.3	21.6	51.7	Impact of current variances in activities related to the pooling of bank balances
Accounts payable, accrued charges and provisions	891.7	859.6	32.1	Impact of current variances in operating activities.
Long-term debt, including current portion and bank indebtedness	6,639.6	6,480.0	159.6	See “Financing activities.”
Other liabilities	179.3	271.5	(92.2)	Gain on remeasurement of defined benefit plans.

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Current and long-term assets less long-term liabilities.

17

ADDITIONAL INFORMATION

Contractual obligations

At September 30, 2022, material contractual obligations of operating activities included: capital repayment and interest on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of Quebecor Media as of September 30, 2022

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$6,666.0	$1,189.0	$1,229.7	$1,355.8	$2,891.5
Interest payments[2]	1,184.3	180.6	446.8	310.7	246.2
Lease liabilities	209.5	39.2	68.7	38.6	63.0
Interest payments on lease liabilities	46.8	8.9	12.7	7.8	17.4
Additions to property, plant and equipment and other commitments	1,793.7	402.7	796.1	285.6	309.3
Derivative financial instruments[3]	(608.2)	(329.4)	(167.5)	(25.3)	(86.0)
Total contractual obligations	$9,292.1	$1,491.0	$2,386.5	$1,973.2	$3,441.4

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2022.

[3]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the third quarter of 2022, the Corporation made sales to affiliated companies in the amount of $1.2 million ($2.3 million in the same period of 2021). The Corporation also made purchases from affiliated companies in the amount of $12.0 million in the third quarter of 2022 (nil in the same period of 2021), which are included in “Purchase of goods and services”, acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $2.2 million (nil in the same period of 2021), and recorded $0.4 million in interest expense on leases with the parent corporation ($0.5 million in the same period of 2021). These transactions were accounted for at the consideration agreed between the parties.

During the first nine months of 2022, the Corporation made sales to affiliated companies in the amount of $3.6 million ($5.0 million in the same period of 2021). The Corporation also made purchases from affiliated companies in the amount of $41.1 million in the first nine months of 2022 ($3.9 million in the same period of 2021), which are included in “Purchase of goods and services,” acquired property, plant and equipment and intangible assets from affiliated corporations in the amount of $5.1 million (nil in the same period of 2021) and recorded $1.4 million in interest expense on leases with the parent corporation ($1.5 million in the same period of 2021). These transactions were accounted for at the consideration agreed between the parties.

As of September 30,2022, the advance from the parent corporation amounted to $73.3 million ($21.6 million as of December 31, 2021) and the lease liability with the parent corporation amounted to $24.7 million ($26.9 million as of December 31, 2021).

18

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the third quarter of 2022, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2021), and incurred management fees of $0.6 million ($0.6 million in the same period of 2021) with shareholders.

During the first nine months of 2022, the Corporation received an amount of $1.8 million, which is included as a reduction in employee costs ($1.8 million in the same period of 2021), and incurred management fees of $1.7 million ($1.7 million in the same period of 2021) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2022 and December 31, 2021 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	September 30, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(6,666.0)	$(6,023.1)	$(6,509.5)	$(6,615.3)
Derivative financial instruments
Foreign exchange forward contracts	10.1	10.1	0.9	0.9
Cross-currency swaps	565.9	565.9	381.4	381.4

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

19

Losses and gains on valuation and translation of financial instruments for the third quarters and first nine months of 2022 and 2021 are summarized in Table 7.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Loss (gain) on the ineffective portion of fair value hedges	$0.5	$(0.2)	$0.8	$0.3
Loss on the ineffective portion of cash flow hedges	–	–	–	0.1
	$0.5	$(0.2)	$0.8	$0.4

Losses on cash flow hedges of $53.5 million and $67.5 million were recorded under “Other comprehensive income” in the third quarter and first nine months of 2022 respectively (gains of $15.7 million and $11.5 million in the third quarter and first nine months of 2021).

20

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor Media’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$489.5	$476.8	$1,437.0	$1,409.2
Media	18.0	36.6	10.2	54.6
Sports and Entertainment	12.2	11.0	16.8	16.2
Head Office	(1.8)	(4.1)	(11.3)	(4.7)
	517.9	520.3	1,452.7	1,475.3
Depreciation and amortization	(191.7)	(194.6)	(578.5)	(586.9)
Financial expenses	(82.3)	(81.9)	(238.2)	(248.3)
(Loss) gain on valuation and translation of financial instruments	(0.5)	0.2	(0.8)	(0.4)
Restructuring of operations and other items	(4.9)	(12.4)	(9.3)	3.7
Loss on debt refinancing	–	-	–	(80.9)
Income taxes	(63.8)	(57.5)	(165.4)	(139.9)
Net income	$174.7	$174.1	$460.5	$422.6

21

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements.

22

Table 9

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$489.5	$476.8	$1,437.0	$1,409.2
Media	18.0	36.6	10.2	54.6
Sports and Entertainment	12.2	11.0	16.8	16.2
Head Office	(1.8)	(4.1)	(11.3)	(4.7)
	517.9	520.3	1,452.7	1,475.3
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(88.6)	(103.5)	(282.0)	(316.5)
Media	(3.6)	(6.4)	(17.1)	(10.6)
Sports and Entertainment	(0.3)	(0.3)	(0.6)	(0.4)
Head Office	(0.3)	(0.2)	(0.6)	(0.4)
	(92.8)	(110.4)	(300.3)	(327.9)
Additions to intangible assets:[2]
Telecommunications	(19.3)	(36.0)	(59.4)	(112.4)
Media	(2.1)	(5.9)	(8.7)	(17.0)
Sports and Entertainment	(0.7)	(0.7)	(2.0)	(2.2)
Head Office	(0.2)	(1.3)	(0.8)	(2.2)
	(22.3)	(43.9)	(70.9)	(133.8)
Adjusted cash flows from operations
Telecommunications	381.6	337.3	1,095.6	980.3
Media	12.3	24.3	(15.6)	27.0
Sports and Entertainment	11.2	10.0	14.2	13.6
Head Office	(2.3)	(5.6)	(12.7)	(7.3)
	$402.8	$366.0	$1,081.5	$1,013.6

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to property, plant and equipment	$(92.8)	$(110.4)	$(300.3)	$(327.9)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(22.6)	(9.8)	(14.3)	(8.6)
Cash flows used for additions to property, plant and equipment	$(115.4)	$(120.2)	$(314.6)	$(336.5)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Additions to intangible assets	$(22.3)	$(43.9)	$(70.9)	$(133.8)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	6.5	1.5	(12.8)
Cash flows used for deposits on licences	–	(166.0)	–	(166.0)
Cash flows used for additions to intangible assets	$(15.8)	$(203.4)	$(69.4)	$(312.6)

23

Table 10

Free cash flows from continuing operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Adjusted cash flows from operations from Table 9	$402.8	$366.0	$1,081.5	$1,013.6
Plus (minus)
Cash portion of financial expenses	(80.4)	(80.1)	(232.8)	(242.1)
Cash portion related to restructuring of operations and other items	(2.1)	(12.4)	(5.9)	(14.5)
Current income taxes	(72.2)	(63.4)	(216.6)	(191.2)
Other	3.1	3.5	5.8	5.9
Net change in non-cash balances related to operating activities	108.0	1.8	(56.6)	(167.8)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	(22.6)	(9.8)	(14.3)	(8.6)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	6.5	6.5	1.5	(12.8)
Free cash flows from continuing operating activities	343.1	212.1	562.6	382.5
Plus (minus)
Cash flows used for additions to property, plant and equipment	115.4	120.2	314.6	336.5
Cash flows used for additions to intangible assets (excluding expenditures related to licence acquisitions and renewals)	15.8	37.4	69.4	146.6
Proceeds from disposal of assets	(1.0)	(3.1)	(6.5)	(6.2)
Cash flows provided by operating activities	$473.3	$366.6	$940.1	$859.4

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly revenue per unit

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average RGU. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The previously used ABPU metric was abandoned in the first quarter of 2022 and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales.

24

Mobile ARPU is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ARPU is calculated by dividing the combined revenues from mobile and wireline telephony, Internet access, television and OTT services by the total average number of RGUs from mobile and wireline telephony, Internet access and television services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 11

Videotron’s ARPU for the past eight quarters

(in Canadian dollars)

	Q3-2022	Q2-2022	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020
Mobile ARPU	$39.89	$38.94	$38.70	$38.97	$39.13	$38.41	$38.08	$38.69
Total ARPU	$47.65	$47.17	$46.40	$47.07	$47.32	$47.22	$46.64	$46.94

Cautionary statement regarding forward-looking statements

The statements in this report that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•	unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Quebecor Media provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, pandemics and other public-health crises, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

25

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt;

•	interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long-term debt;

•	the Freedom transaction may not close or may not close on schedule, the conditions for regulatory approval of the transaction may not be met or may be different, and the closing conditions may not be met. The anticipated benefits and effects of the Freedom Mobile transaction described in this report may not be realized.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

26

Condensed consolidated financial statements of

QUEBECOR MEDIA INC.

Three-month and nine-month periods ended September 30, 2022 and 2021

QUEBECOR MEDIA INC.
CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2022	2021	2022	2021

Revenues	2	$1,143.7	$1,148.2	$3,346.9	$3,370.5

Employee costs	3	159.9	172.2	515.7	518.1
Purchase of goods and services	3	465.9	455.7	1,378.5	1,377.1
Depreciation and amortization		191.7	194.6	578.5	586.9
Financial expenses	4	82.3	81.9	238.2	248.3
Loss (gain) on valuation and translation of financial instruments		0.5	(0.2)	0.8	0.4
Restructuring of operations and other items	5	4.9	12.4	9.3	(3.7)
Loss on debt refinancing	8	-	-	-	80.9
Income before income taxes		238.5	231.6	625.9	562.5

Income taxes (recovery):
Current		72.2	63.4	216.6	191.2
Deferred		(8.4)	(5.9)	(51.2)	(51.3)

		63.8	57.5	165.4	139.9

Net income		$174.7	$174.1	$460.5	$422.6

Net income (loss) attributable to
Shareholders		$172.3	$168.0	$463.5	$416.6
Non-controlling interests		2.4	6.1	(3.0)	6.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2022	2021	2022	2021

Net income		$174.7	$174.1	$460.5	$422.6

Other comprehensive (loss) income:	11

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(53.5)	15.7	(67.5)	11.5
Deferred income taxes		4.9	(3.8)	6.9	1.0

Loss on translation of investments in foreign associates		(1.7)	-	(6.7)	-

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain		5.3	27.5	220.5	202.0
Deferred income taxes		(1.5)	(7.3)	(58.7)	(53.7)

Equity investment:
(Loss) gain on revaluation of an equity investment		(3.9)	2.1	(5.0)	2.1

Reclassification to income:	8
Gain related to cash flow hedges		-	-	-	(1.0)
Deferred income taxes		-	-	-	0.6

		(50.4)	34.2	89.5	162.5

Comprehensive income		$124.3	$208.3	$550.0	$585.1

Comprehensive income attributable to
Shareholders		$121.6	$200.3	$546.0	$568.8
Non-controlling interests		2.7	8.0	4.0	16.3

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)

	Three months ended September 30, 2022

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$942.2	$170.1	$57.4	$(26.0)	$1,143.7

Employee costs	92.5	53.2	9.8	4.4	159.9
Purchase of goods and services	360.2	98.9	35.4	(28.6)	465.9
Adjusted EBITDA[1]	489.5	18.0	12.2	(1.8)	517.9

Depreciation and amortization					191.7
Financial expenses					82.3
Loss on valuation and translation of financial instruments					0.5
Restructuring of operations and other items					4.9
Income before income taxes					$238.5

Cash flows used for
Additions to property, plant and equipment[2]	$109.7	$5.1	$0.3	$0.3	$115.4
Additions to intangible assets	13.0	1.8	0.7	0.3	15.8

	Three months ended September 30, 2021

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$939.5	$190.6	$49.1	$(31.0)	$1,148.2

Employee costs	103.8	53.7	8.4	6.3	172.2
Purchase of goods and services	358.9	100.3	29.7	(33.2)	455.7
Adjusted EBITDA[1]	476.8	36.6	11.0	(4.1)	520.3

Depreciation and amortization					194.6
Financial expenses					81.9
Gain on valuation and translation of financial instruments					(0.2)
Restructuring of operations and other items					12.4
Income before income taxes					$231.6

Cash flows used for
Additions to property, plant and equipment[2]	$114.8	$4.9	$0.3	$0.2	$120.2
Additions to intangible assets	197.3	4.2	0.7	1.2	203.4

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)

	Nine months ended September 30, 2022

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$2,758.2	$540.0	$136.5	$(87.8)	$3,346.9

Employee costs	295.0	172.0	30.8	17.9	515.7
Purchase of goods and services	1,026.2	357.8	88.9	(94.4)	1,378.5
Adjusted EBITDA[1]	1,437.0	10.2	16.8	(11.3)	1,452.7

Depreciation and amortization					578.5
Financial expenses					238.2
Loss on valuation and translation of financial instruments					0.8
Restructuring of operations and other items					9.3
Income before income taxes					$625.9

Cash flows used for
Additions to property, plant and equipment[2]	$295.3	$18.0	$0.6	$0.7	$314.6
Additions to intangible assets	57.8	8.7	2.0	0.9	69.4

	Nine months ended September 30, 2021

			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total

Revenues	$2,781.9	$563.6	$113.8	$(88.8)	$3,370.5

Employee costs	310.0	164.7	23.0	20.4	518.1
Purchase of goods and services	1,062.7	344.3	74.6	(104.5)	1,377.1
Adjusted EBITDA[1]	1,409.2	54.6	16.2	(4.7)	1,475.3

Depreciation and amortization					586.9
Financial expenses					248.3
Loss on valuation and translation of financial instruments					0.4
Restructuring of operations and other items					(3.7)
Loss on debt refinancing					80.9
Income before income taxes					$562.5

Cash flows used for
Additions to property, plant and equipment[2]	$323.7	$12.0	$0.4	$0.4	$336.5
Additions to intangible assets	290.7	17.4	2.2	2.3	312.6

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing and income taxes.

[2]	Subsidies of $26.4 million and $104.2 million in the respective three-month and nine-month periods ended September 30, 2022 ($4.0 million and $13.9 million in 2021) related to the roll-out of high-speed internet services in various regions of Quebec are presented as a reduction of the corresponding additions to property, plant and equipment in the Telecommunications segment (see note 6).

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed		prehensive	controlling	Total
	stock	surplus	Deficit	(loss) income	interests	equity
	(note 9)			(note 11)

Balance as of December 31, 2020	$1,290.6	$734.3	$(575.0)	$(131.1)	$101.6	$1,420.4
Net income	-	-	416.6	-	6.0	422.6
Other comprehensive income	-	-	-	152.2	10.3	162.5
Dividends	-	-	(465.0)	-	(0.1)	(465.1)
Balance as of September 30, 2021	1,290.6	734.3	(623.4)	21.1	117.8	1,540.4
Net income	-	-	154.1	-	4.0	158.1
Other comprehensive (loss) income	-	-	-	(38.0)	1.5	(36.5)
Dividends	-	-	(100.0)	-	-	(100.0)
Balance as of December 31, 2021	1,290.6	734.3	(569.3)	(16.9)	123.3	1,562.0
Net income (loss)	-	-	463.5	-	(3.0)	460.5
Other comprehensive income	-	-	-	82.5	7.0	89.5
Dividends	-	-	(470.0)	-	(1.3)	(471.3)
Balance as of September 30, 2022	$1,290.6	$734.3	$(575.8)	$65.6	$126.0	$1,640.7

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended		Nine months ended
(unaudited)		September 30		September 30
	Note	2022	2021	2022	2021

Cash flows related to operating activities
Net income		$174.7	$174.1	$460.5	$422.6
Adjustments for:
Depreciation of property, plant and equipment		136.3	142.5	413.1	433.7
Amortization of intangible assets		43.7	40.8	131.6	120.3
Depreciation of right-of-use assets		11.7	11.3	33.8	32.9
Loss (gain) on valuation and translation of financial instruments		0.5	(0.2)	0.8	0.4
Loss on disposal of other assets	5	-	-	0.6	(19.0)
Impairment of assets	5	2.8	-	2.8	0.8
Loss on debt refinancing	8	-	-	-	80.9
Amortization of financing costs	4	1.9	1.8	5.4	6.2
Deferred income taxes		(8.4)	(5.9)	(51.2)	(51.3)
Other		2.1	0.4	(0.7)	(0.3)
		365.3	364.8	996.7	1,027.2
Net change in non-cash balances related to operating activities		108.0	1.8	(56.6)	(167.8)
Cash flows provided by operating activities		473.3	366.6	940.1	859.4
Cash flows related to investing activities
Additions to property, plant and equipment	6	(115.4)	(120.2)	(314.6)	(336.5)
Deferred subsidies (used) received to finance additions to property, plant and equipment	1,6	(26.4)	(4.0)	(104.2)	202.3
		(141.8)	(124.2)	(418.8)	(134.2)
Additions to intangible assets	7	(15.8)	(203.4)	(69.4)	(312.6)
Business acquisitions		(18.3)	0.8	(22.1)	(21.0)
Proceeds from disposal of assets		1.0	3.1	6.5	6.2
Acquisition of investments and other		(0.4)	(0.1)	(6.8)	(7.8)
Cash flows used in investing activities		(175.3)	(323.8)	(510.6)	(469.4)
Cash flows related to financing activities
Net change in bank indebtedness		(7.0)	-	14.0	3.9
Net change under revolving facilities		(120.9)	(16.1)	(120.8)	6.7
Net change in advance from the parent corporation		19.1	15.5	51.7	37.1
Issuance of long-term debt, net of financing costs	8	-	-	-	1,986.8
Repayment of long-term debt		-	(1,564.0)	-	(1,564.0)
Repayment of lease liabilities		(11.1)	(11.1)	(34.1)	(33.5)
Settlement of hedging contracts		-	185.2	(0.8)	184.4
Dividends		(175.0)	(175.0)	(470.0)	(465.0)
Dividends paid to non-controlling interests		(1.1)	-	(1.3)	(0.1)
Cash flows (used in) provided by financing activities		(296.0)	(1,565.5)	(561.3)	156.3

Net change in cash, cash equivalents and restricted cash		2.0	(1,522.7)	(131.8)	546.3

Cash, cash equivalents and restricted cash at beginning of period		93.7	2,206.3	227.5	137.3
Cash, cash equivalents and restricted cash at end of period		$95.7	$683.6	$95.7	$683.6

Cash, cash equivalents and restricted cash consist of
Cash		$37.4	$480.2	$37.4	$480.2
Cash equivalents		0.1	1.1	0.1	1.1
Restricted cash	1	58.2	202.3	58.2	202.3
		$95.7	$683.6	$95.7	$683.6
Interest and taxes reflected as operating activities
Cash interest payments		$26.0	$48.9	$177.2	$201.8
Cash income tax payments (net of refunds)		64.3	58.0	222.6	225.1

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		September 30	December 31
	Note	2022	2021

Assets

Current assets
Cash and cash equivalents		$37.5	$65.1
Restricted cash	6	58.2	162.4
Accounts receivable		801.6	744.9
Contract assets		59.0	129.4
Income taxes		10.7	7.3
Inventories		351.9	282.6
Derivative financial instruments		322.8	-
Other current assets		146.1	131.6
		1,787.8	1,523.3

Non-current assets
Property, plant and equipment		2,898.8	3,023.1
Intangible assets	7	2,298.4	2,344.1
Right-of-use assets		167.5	167.7
Goodwill		2,726.0	2,718.5
Derivative financial instruments		253.2	405.6
Deferred income taxes		15.4	41.9
Other assets		669.9	510.8
		9,029.2	9,211.7
Total assets		$10,817.0	$10,735.0

Liabilities and equity

Current liabilities
Bank indebtedness		$14.0	$-
Advance from the parent corporation		73.3	21.6
Accounts payable, accrued charges and provisions		891.7	859.6
Deferred revenue		320.3	309.7
Deferred subsidies	6	58.2	162.4
Income taxes		39.5	47.2
Current portion of long-term debt	8	1,189.0	12.0
Current portion of lease liabilities		39.2	39.2
		2,625.2	1,451.7

Non-current liabilities
Long-term debt	8	5,436.6	6,468.0
Derivative financial instruments		-	23.3
Lease liabilities		170.3	170.9
Deferred income taxes		764.9	787.6
Other liabilities		179.3	271.5
		6,551.1	7,721.3

Equity
Capital stock	9	1,290.6	1,290.6
Contributed surplus		734.3	734.3
Deficit		(575.8)	(569.3)
Accumulated other comprehensive income (loss)	11	65.6	(16.9)
Equity attributable to shareholders		1,514.7	1,438.7
Non-controlling interests		126.0	123.3
		1,640.7	1,562.0
Commitments	13

Total liabilities and equity		$10,817.0	$10,735.0

See accompanying notes to condensed consolidated financial statements.

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refers to Quebecor Media Inc. and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal, Québec, Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment rental and postproduction services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of news and entertainment digital platforms and a music streaming service, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural event management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

The Media segment experiences significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Given that the Media segment depends on advertising sales for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, as they may affect the advertising expenditures of corporations. Accordingly, the interim-period results of operations for the Media segment should not necessarily be considered indicative of its full-year results due to the seasonality of certain of its operations.

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any major new waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2021 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on November 2, 2022.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2022.

In particular, since the second quarter of 2022, restricted cash is presented with cash and cash equivalents on the consolidated statements of cash flows, in line with the IFRS Interpretations Committee’s agenda decision finalized in the second quarter of 2022 that clarifies the presentation of cash subject to contractual restrictions agreed with a third party (see note 6). Prior period information has been restated to reflect the new presentation. Accordingly, deferred subsidies used to finance additions to property, plant and equipment related to the roll-out of high-speed Internet services in various regions of Québec are now presented under investing activities, which has the effect of increasing cash used in investing activities by $26.4 million and $104.2 million for the three-month and nine-month periods ended September 30, 2022 respectively ($4.0 million increase and $202.3 million decrease for the three-month and nine-month periods ended September 30, 2021).

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

2.	REVENUES

	Three months ended September 30		Nine months ended September 30

	2022	2021	2022	2021

Telecommunications:
Internet	$315.0	$301.4	$918.5	$899.8
Television	200.9	207.8	598.6	632.3
Mobile telephony	201.3	181.8	580.4	527.1
Wireline telephony	72.3	79.4	221.2	240.8
Mobile equipment sales	83.2	72.0	220.0	195.5
Wireline equipment sales	21.6	51.3	74.4	148.2
Other	47.9	45.8	145.1	138.2
Media:
Advertising	65.1	75.9	233.4	250.4
Subscription	48.4	51.8	146.0	152.0
Other	56.6	62.9	160.6	161.2
Sports and Entertainment	57.4	49.1	136.5	113.8
Inter-segments	(26.0)	(31.0)	(87.8)	(88.8)
	$1,143.7	$1,148.2	$3,346.9	$3,370.5

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended September 30		Nine months ended September 30

	2022	2021	2022	2021

Employee costs	$193.7	$211.4	$624.0	$655.1
Less employee costs capitalized to property, plant and equipment and to intangible assets	(33.8)	(39.2)	(108.3)	(137.0)
	159.9	172.2	515.7	518.1
Purchase of goods and services:
Royalties, rights and creation costs	177.7	171.1	562.2	548.9
Cost of products sold	124.5	130.0	343.4	362.2
Service contracts	35.1	46.8	108.5	151.1
Marketing, circulation and distribution expenses	19.1	20.4	58.4	60.9
Other	109.5	87.4	306.0	254.0
	465.9	455.7	1,378.5	1,377.1
	$625.8	$627.9	$1,894.2	$1,895.2

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

4.	FINANCIAL EXPENSES

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021

Interest on long-term debt	$74.6	$73.1	$220.0	$231.5
Amortization of financing costs	1.9	1.8	5.4	6.2
Interest on lease liabilities	2.5	2.6	7.5	7.9
Interest on net defined benefit liability	1.2	2.2	3.5	6.4
Loss (gain) on foreign currency translation on short-term monetary items	1.1	2.7	1.9	(0.7)
Other	1.0	(0.5)	(0.1)	(3.0)
	$82.3	$81.9	$238.2	$248.3

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and nine-month periods ended September 30, 2022, charges of $1.8 million and $3.7 million were recorded in connection with cost reduction initiatives in the Corporation’s various segments ($11.9 million and $16.9 million in 2021), while a $2.8 million impairment charge on assets was also recorded in the three-month and nine-month periods ended September 30, 2022 ($0.8 million in the nine-month period ended September 30, 2021).

On April 1, 2021, Alithya Group Inc. (“Alithya”), a strategy and digital transformation leader, acquired the firm R3D Conseil inc., of which Quebecor was one of the main shareholders. As a result of this transaction, the Corporation now holds 10.6% of Alithya’s share capital and 6.3% of voting rights related to the issued and outstanding shares of Alithya, and a corresponding $19.6 million gain on disposal was recorded in the second quarter of 2021.

In addition, during the respective three-month and nine-month periods ended September 30, 2022, the Corporation also recorded $0.3 million and $2.8 million in charges related to other items (a charge of $0.5 million and a gain of $1.8 million in 2021).

6.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron Ltd. (“Videotron”) and the Québec government, jointly with the Canadian government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s high-speed Internet network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was recorded as deferred subsidies on the consolidated balance sheets (balance of $58.2 million as of September 30, 2022). When the investments required under the program are realized, the corresponding subsidies are recognized as a reduction in additions to property, plant and equipment.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

7.	SPECTRUM LICENCES

Videotron made an initial deposit of $166.0 million on August 13, 2021 and a final payment of $664.0 million on December 17, 2021 for the acquisition of 294 blocks of spectrum in the 3500 MHz band across the country.

8.	LONG-TERM DEBT

Components of long-term debt are as follows:

	September 30, 2022	December 31, 2021

Total long-term debt	$6,666.0	$6,509.5
Change in fair value related to hedged interest rate risk	(5.2)	8.3
Financing costs, net of amortization	(35.2)	(37.8)
	6,625.6	6,480.0
Less current portion	(1,189.0)	(12.0)
	$5,436.6	$6,468.0

As of September 30, 2022, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $3,617.2 million ($3,245.9 million as of December 31, 2021) while the net fair value of related hedging derivative instruments was in an asset position of $565.9 million ($381.4 million as of December 31, 2021).

2022

On February 15, 2022, TVA Group Inc. (“TVA Group”) amended its $75.0 million secured revolving credit facility to extend its term to February 2023 and amended certain of its terms and conditions.

On May 20, 2022, Videotron amended its $1,500.0 million secured revolving credit facility to extend its term to July 2026 and Quebecor Media amended its $300.0 million secured revolving credit facility to extend its term to July 2025. Certain terms and conditions of these credit facilities were also amended.

QUEBECOR MEDIA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	LONG-TERM DEBT (continued)

2021

On January 22, 2021, Videotron issued $650.0 million aggregate principal amount of Senior Notes bearing interest at 3.125% and maturing on January 15, 2031, for net proceeds of $644.0 million, net of financing costs of $6.0 million.

On June 3, 2021, Quebecor Media issued a redemption notice for its Senior Notes in aggregate principal amount of $500.0 million, bearing interest at 6.625% and due January 15, 2023, at a redemption price of 107.934% of their principal amount. Videotron also issued a redemption notice for its Senior Notes in aggregate principal amount of US$800.0 million, bearing interest at 5.000% and due July 15, 2022, at a redemption price of 104.002% of their principal amount. As a result, a net loss of $80.9 million was recorded in the consolidated statement of income in the second quarter of 2021, including a gain of $1.0 million previously recorded in other comprehensive income. In July 2021, the Senior Notes were redeemed and the related hedging contracts were unwound, for a total cash consideration of $1,377.9 million.

On June 17, 2021, Videotron issued $750.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2028, for net proceeds of $743.2 million, net of financing costs of $6.8 million. Videotron also issued US$500.0 million aggregate principal amount of Senior Notes bearing interest at 3.625% and maturing on June 15, 2029, for net proceeds of $599.6 million, net of financing costs of $5.8 million. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes denominated in U.S. dollars by using cross-currency swaps.

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

Common Shares
	Number	Amount
Balance as of December 31, 2021 and September 30, 2022	79,377,062	$1,290.6

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participate, for the nine-month period ended September 30, 2022:

	Outstanding options
	Number	Weighted average exercise price

Quebecor
As of December 31, 2021	2,154,600	$30.69
Granted	1,472,500	27.85
Exercised	(33,332)	26.52
Cancelled	(231,977)	30.38
As of September 30, 2022	3,361,791	$29.51
Vested options as of September 30, 2022	371,972	$29.47

TVA Group
As of December 31, 2021	369,503	$2.09
Granted	150,000	2.76
As of September 30, 2022	519,503	$2.29
Vested options as of September 30, 2022	82,664	$3.53

During the three-month period ended September 30, 2021, 32,650 stock options of Quebecor Media were exercised for a cash consideration of $2.2 million. During the nine-month period ended September 30, 2021, 47,950 stock options of Quebecor Media were exercised for a cash consideration of $3.2 million.

Deferred share unit plan

The deferred share unit (“DSU”) is based either on Quebecor Class B Subordinate Voting Shares (“Quebecor Class B Shares”) or on TVA Group Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be. DSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of September 30, 2022, 79,963 DSUs based on Quebecor Class B Shares and 119,224 DSUs based on TVA Group Class B Shares were outstanding under these plans (84,647 and 120,431 respectively as of December 31, 2021).

Stock-based compensation expense

For the three-month period ended September 30, 2022, a $2.8 million reversal of the charge was recorded related to all stock-based compensation plans (a $1.0 million reversal of the charge in 2021). For the nine-month period ended September 30, 2022, a $0.9 million reversal of the charge was recorded related to all stock-based compensation plans (a $0.8 million charge in 2021).

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS

	Cash flow hedges[1]	Translation of investments in foreign associates	Defined benefit plans[2]	Equity investment	Total

Balance as of December 31, 2020	$29.6	$–	$(160.7)	$–	$(131.1)
Other comprehensive income	12.1	–	138.0	2.1	152.2
Balance as of September 30, 2021	41.7	–	(22.7)	2.1	21.1
Other comprehensive loss	(9.0)	(17.6)	(10.9)	(0.5)	(38.0)
Balance as of December 31, 2021	32.7	(17.6)	(33.6)	1.6	(16.9)
Other comprehensive (loss) income	(60.6)	(6.7)	154.8	(5.0)	82.5
Balance as of September 30, 2022	$(27.9)	$(24.3)	$121.2	$(3.4)	$65.6

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 3/4-year period.

[2]	The re-measurement gain in the consolidated statement of comprehensive income for the nine-month period ended September 30, 2022 is mainly due to an increase in the discount rate since December 31, 2021, net of a decrease in the fair value of defined pension plan assets.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows based on year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and nine-month periods ended September 30, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying value and fair value of long-term debt and derivative financial instruments as of September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(6,666.0)	$(6,023.1)	$(6,509.5)	$(6,615.3)
Derivative financial instruments
Foreign exchange forward contracts	10.1	10.1	0.9	0.9
Cross-currency swaps	565.9	565.9	381.4	381.4

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

13.	COMMITMENTS

On August 12, 2022, Videotron entered into a definitive agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. The agreement, which is conditional on regulatory approval, provides for the acquisition of the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. This agreement will support the expansion of the Corporation’s telecommunications services in Ontario and Western Canada. The transaction is conditional, among other things, on clearance under the Competition Act and the approval of Innovation, Science and Economic Development Canada and would close substantially concurrently with the closing of the acquisition of Shaw by Rogers. Videotron has secured the committed debt financing required for this transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard
Chief Financial Officer

Date: November 9, 2022